UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Divestiture November 6, 2014 – 03:00 a.m. CET

DELHAIZE GROUP ANNOUNCES AGREEMENT TO SELL

BOTTOM DOLLAR FOOD STORE LOCATIONS

BRUSSELS, Belgium, November 6, 2014 - Delhaize Group announces that it has signed an agreement to sell its Bottom Dollar Food store locations.

Delhaize Group announced today that it has signed an agreement to sell ALDI Inc. Bottom Dollar Food’s 66 store locations in the greater Philadelphia and greater Pittsburgh markets for approximately $15 million and includes the assumption of associated lease liabilities. The transaction is expected to result in an asset impairment and other charges for Delhaize Group of approximately $180 million.

All stores are anticipated to remain open as Bottom Dollar Food stores until year-end. After that time, Bottom Dollar Food will close the stores and retire the banner´s operations. The transaction is subject to customary closing conditions and is expected to be completed by the end of the first quarter 2015.

“I would like to thank our Bottom Dollar Food associates for their hard work and dedication to their customers,” said Frans Muller, President and CEO of Delhaize Group. “The divestiture of Bottom Dollar Food further simplifies our business, increases debt capacity and creates shareholder value. Today´s announcement is consistent with our strategy, announced in March, of investing in and focusing on our core markets.”

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. At the end of the third quarter of 2014, Delhaize Group’s sales network consisted of 3 386 stores. In 2013, Delhaize Group posted €20.9 billion ($27.8 billion) in revenues and €179 million ($237 million) in net profit (Group share). At June 30, 2014, Delhaize Group employed approximately 152 500 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Investor Relations: + 32 2 412 2151

Media Relations – Belgium: + 32 2 412 8669

Media Relations – U.S. +1 704 310 2221

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, when the sale of Bottom Dollar Food stores to ALDI Inc. is expected to be completed; the financial flexibility that will result from the sale; the ultimate value of the transaction to Delhaize Group after working capital adjustments, expected costs savings, the closing, conversion and opening of stores, the expected effect of other portfolio optimization, anticipated revenue and net profit growth, anticipated free cash flow generation, strategic options, future strategies and the anticipated benefits of these strategies and (underlying) operating profit guidance, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, conditions to closing the sale of Bottom Dollar Food stores to Aldi, including regulatory approvals; changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, including guidance with respect to underlying operating profit, SG&A, net finance costs, capital expenditures, store openings and free cash flow, or to make corrections to reflect future events or developments.

Delhaize Group – Divestiture – 06 November 2014	1 of 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	November 10, 2014	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President